Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Nine Month Period Ended September 30,	Year Ended December 31,
In thousands	2006	2005	2004	2003	2002	2001

Net loss before taxes:	$35,930	$21,662	$36,316	$9,843	$5,389	$393
Add: Fixed charges	$618	$454	$22,344	$1,965	$536	$22

Loss as Adjusted	$35,312	$21,208	$13,972	$7,878	$4,853	$371

Fixed Charges	$618	$454	$22,344	$1,965	$536	$22

Deficiency of earnings to cover fixed charges	$35, 930	$21,662	$36,316	$9,843	$5,389	$393